December 20, 2006

Mr. Kevin L. Vaughn

Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, D.C.  20549

Mail Stop 6010

RE:	PLX Technology, Inc.
Form 10-K for the year ended December 31, 2005
Form 10-Q for the quarter ended September 30, 2006
Form 8-K filed October 18, 2006
File No. 0-25699

Dear Mr. Vaughn:

We, PLX Technology, Inc. (the “Company” or “PLX”), hereby respond to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter of November 22, 2006.  For the convenience of the Staff, we have set forth the Staff’s comments in bold and italicized type below.

Form 10-K for the year ended December 31, 2005

Item 9A: Controls and Procedures

1.             We note your management concluded that your “disclosure controls and procedures were effective to ensure that the information required to be disclosed ... was recorded, processed, summarized and reported within the time periods specified in the SEC’s rules ....”  Please revise future filings to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.  See Exchange Act Rule 13a-I5(e).  Please note this comment also applies to your Form 10-Q as of September 30, 2006.

As requested by the Staff, in future Form 10-K filings, we will revise, if true, the sentence to the following:

Based on their evaluation as of                      , our Chief Executive Officer and Chief Financial Officer, have concluded that our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) were effective to ensure that the information required to be disclosed by us in this Annual Report on Form 10-K was recorded, processed, summarized and reported within the time periods specified in the SEC’s rule and instructions for Form 10-K and that such disclosure controls and procedures were also effective to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

We also so revise the similar language in our future Form 10-Q filings.

Note 3 - Business Combination

2.             Please revise future filings to provide all of the disclosures required by paragraphs 51 and 52 of SFAS 141.  Additionally please revise future filings to better describe the nature of your contingent payments under these purchase agreements and disclose why it was appropriate to account for these payments as an addition to your purchase price.

PLX has not purchased any companies since the acquisition of Netchip Technology, Inc. in May 2004.  The reference to contingent payments in Note 3 to our financial statements in our Form 10-K for the year ended December 31, 2005 was related to the $5.1 million additional consideration of PLX’s common stock paid in June 2005 to former shareholders of Netchip.  The payment, which was required by the original NetChip acquisition agreement, was a result of gross profits of the USB product line (which PLX acquired pursuant to the NetChip acquisition) meeting certain milestones in the period ending one year following the closing of the acquisition.   No further amounts are payable under this acquisition agreement.

We stated in Note 3 of our Form 10-K for the year ended December 31, 2004 that any additional consideration will become goodwill in the period such additional consideration becomes payable.

No additional disclosures in our future filings are required under paragraphs 51 and 52 of SFAS 141 with respect to the Netchip acquisition because there are currently no other outstanding contingent payments. In future filings we will remove all references to this acquisition from the notes to the financial statements in our Form 10-K.

If in the future we enter into any new purchase transactions, we will provide all of the disclosures required by paragraphs 51 and 52 of SFAS 141.

Form 10-Q for the quarter ended September 30, 2006

Financial Statements

Revenue Recognition

3.             We see that you have changed your revenue recognition policy as it relates to distributors from a sell-through basis to a sell-in basis.  Please address the following;

•              Tell us and revise future filings to disclose the nature and terms of any pricing concessions that you offer to your customers and how you evaluate each of these items in your revenue recognition.  Discuss how you determine the amount to accrue for each pricing concession.

PLX executed an agreement with a single distributor in August 2004 which supports a resale margin on the distributor’s inventory on hand.  On a weekly basis, the distributor supplies to PLX a listing of resale transactions (also known as the “weekly ship and debit” listing) from the previous week which fell short of the resale margin targets.  Based on this listing, PLX will issue a credit memo to the distributor, provided that the requested discount is both reasonable and consistent with the distributor’s resale margin targets.

In addition to the weekly ship and debit listing, PLX obtains a month-end detail of inventory held by the distributor.

As part of the monthly close process, PLX reduces revenues recognized on sales to the distributor based on the weekly ship and debit listing and an estimate of future credits based on past credits as compared to inventory on hand.

From August 2004 through November 2006, PLX granted credit memos to this distributor at a rate of approximately 10 percent of product sales. In the third quarter of 2006, PLX sold approximately $500,000 of product per month to this distributor.  During this same period, the distributor carried an average of $570,000 of inventory on hand, or approximately one month worth of inventory. All of this historical information is used to estimate future credits to the distributor.

In addition to price protection, PLX offers stock rotation rights to a limited number of distributors.  Most of our distributors have no rights of return. For the remaining distributors with return rights, only 5 percent of purchases within a 6 month period are subject to returns. PLX has significant and consistent historical experience over a number of years establishing low or nonexistent product returns; and its product lines and product sales transactions over time are relatively homogeneous and therefore support the historical experience of PLX on returns. Our reserves for product returns and price concessions at September 30, 2006 are approximately $70,000.

In prior years, PLX was sensitive to the fact that while most of its distributors did not have return rights or pricing protection, PLX’s position in the market may have heightened the risk that PLX would have offered a concession to a customer in the form of a return right or price protection even though the customer was not contractually entitled to such concessions. PLX now is larger and more mature and has implemented additional controls to sufficiently reduce the risk that it will grant any such concessions to its customers.  These factors and the fact that PLX can demonstrate a history of not accepting returns or offering pricing concessions outside of its contractual obligations, support management’s ability to estimate reserves for future product returns and price concessions.

In our future Form10-Q and 10-K filings, the following paragraph will be added to the section on PLX’s revenue recognition policy:

“The Company offers pricing protection to a single distributor whereby the Company supports the distributor’s resale product margin on certain products held in the distributor’s inventory. In general, the Company analyzes current requests for credit in process, inventory at the distributor and credit expectations to determine the ending sales reserve required for this program.  Reserves are reduced directly from revenue and recorded as a reduction to accounts receivable.”

•              We note from your disclosure in the Critical Accounting Policies section of your Form 10-K as of December 31, 2005 that you offer certain distributors price protection.  Discuss how you determined that sales that contain the price protection feature meet the “fixed and determinable” criteria of SAB 104.

We determined our sales that contain price protection meet the fixed and determinable criteria because we are able to properly estimate future product returns and pricing concessions as discussed in Statement of Financial Accounting Standards No. 48 “Revenue Recognition When Right of Return Exists” as required by paragraph of SAB 104.

SAB 104, footnote 55 states that the Staff expects to have at least two years of experience to be able to make reasonable and reliable estimates.  FAS No. 48 states that the ability to make a reasonable estimate of the amount of future returns and pricing concessions depends on many factors and circumstances that will vary from one case to the next.  It notes that the following factors may impair the ability to make a reasonable estimate:

a.             The susceptibility of the product to significant external factors, such as technological obsolescence or changes in demand;

b.             Relatively long periods in which a particular product may be returned;

c.             Absence of historical experience with similar types of sales of similar products, or inability to apply such experience because of changing circumstances, for example, changes in the selling enterprise's marketing policies or relationships with its customers;

d.             Absence of a large volume of relatively homogeneous transactions.

As discussed earlier, PLX provides price protection to a single distributor and that only the products currently on-hand at the distributor are eligible for price protection.  PLX products typically have product life cycles of five years, so obsolescence is not a significant factor. PLX has over 2 years of historical experience with this distributor and during this period, this distributor carried an average of approximately one month of inventory on-hand. During this same period, PLX granted credit memos to this distributor at a rate of approximately 10 percent of product sales.   PLX is able to track inventory at this distributor and has a reasonable history to estimate price concessions.  Further, PLX provides no price concessions or return privileges upon the cancellation or termination of the distribution arrangement. We, therefore, believe sales to this distributor meet the definition of “fixed and determinable” under SAB 104.

•              Please include a valuation analysis of your reserve for return rights in your next Form 10-K.  Refer to Article 12-09 of Regulation S-X.

In our next Form 10-K and all future Form 10-K filings, we will include an analysis of our reserve for returns and price concessions.  An example of such an analysis to be set forth in our upcoming Form 10-K for the year ending December 31, 2006 is shown below:

SCHEDULE II-VALUATION AND QUALIFYING ACCOUNTS

(IN THOUSANDS)

		Additions				Deductions
	Balance at	Charged to		Charged to		Amount	Balance at
	Beginning of	Costs and		Other		Recovered	End of
Description	Period	Expenses		Accounts		(Written off)	Period
Year ended December 31, 2006
Allowance for doubtful accounts	$131	$	xx	$	xx	$ xx	$	xx
Deferred tax asset valuation allowance	$14,136	$	xx	$	xx	$ xx	$	xx
Allowance for returns and price concessions	$—	$	xx	$	xx	$ xx	$	xx
Year ended December 31, 2005
Allowance for doubtful accounts	$127		$14		$—	$(10)		$131
Deferred tax asset valuation allowance	$10,649		$3,487		$—	$—		$14,136
Year ended December 31, 2004
Allowance for doubtful accounts	$161		$45		$—	$(79)		$127
Deferred tax asset valuation allowance	$5,967		$4,682		$—	$—		$10,649

Exhibit 31.1 and 31.2

4.             We note that the identification of the certifying individual at the beginning of the certification required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual In future filings, the identification of the certifying individual at the beginning of the certification should be revised so as not to include the individual’s title.

As requested by the Staff, in future filings, as to the certifications required by Exchange Act Rule 13(a)-14(a), we will provide for such certifications to not include the individual’s title at the beginning of the certification.

Form 8-K filed October 18, 2006

5.             We note that you present your non-GAAP measures and reconciliation in the form of a pro forma statement of income.  This format may be confusing to investors as it also reflects several non-GAAP measures, including pro forma research and development expenses, pro forma selling general and administrative expenses, pro forma total operating expenses, pro forma income (loss) from operations, pro forma income(loss) before provision for income taxes, and pro forma basic and diluted earnings per share, which have not been described to investors.  In fact, it appears that management does not use these non-GAAP measures but they are shown here as a result of the presentation format.  Please note that Instruction 2 to Item 2.02 of Form 8-K requires that when furnishing information under this item you must provide all the disclosures required by paragraph (e)(1)(i) of Item 10 of Regulation S-K, including a reconciliation to the directly comparable GAAP measure for each non-GAAP measure presented and explain why you believe the measures provide useful information to investors.

•              To eliminate investor confusion, please remove the pro forma statement of income from all future filings and instead disclose only those non-GAAP measures used by management that you wish to highlight for investors, with the appropriate reconciliations.

As requested by the Staff, in our future earning releases and related Form 8-K filings, we will remove the pro forma consolidated statements of operations.

•              Please note that in the event that your Form 8-K is incorporated by reference into a 33 Act registration statement, we may have additional questions relating to the appropriateness of this information being included in a document filed with, and not just furnished to, the Commission.  At that time, we may request amendment to the Form 8-K.

We note this comment.  The Company does not anticipate that it will incorporate this Form 8-K by reference into any future filings under the Securities Act or the Exchange Act.

6.             In addition, we note that you refer to your non-GAAP information as “pro forma” results.  The pro forma terminology has very specific meaning in accounting literature, as indicated by Article 11 of Regulation S-X.  Please revise your presentation to omit the pro forma terminology when referring to your non-GAAP information.

As requested by the Staff, in future Form 8-K filings, we will remove the pro forma terminology when referring to non-GAAP measures.

*  *  *  *  *

The Company hereby acknowledges that:

•              the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•              Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•              the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please let me know if you have any additional comments or questions.  My telephone number is 408-328-3556.

Sincerely,

/s/ Stephen Loh

Stephen Loh
Interim Chief Financial Officer
PLX Technology, Inc.